UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exercise of Warrants dated 13 February 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 13, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 13, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

13 February 2013

Barclays PLC

Barclays Bank PLC

Barclays PLC and Barclays Bank PLC have today entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the Warrantholders) pursuant to which the Warrantholders have agreed to exercise in aggregate 379,218,809 outstanding warrants, constituted by a warrant deed poll dated 31 October 2008 (the Warrants), to subscribe for an equivalent number of new ordinary shares in Barclays PLC. As a consequence of this agreement no other Warrants will remain outstanding.

As a consequence of the exercise of the Warrants, Barclays PLC will receive £750 million of Core Tier 1 equity capital, equivalent to an additional pro forma 19bps on its full year 2012 Core Tier 1 Ratio of 10.9%.

Conditional upon receipt of this amount, Barclays PLC has agreed to contribute such amount to the capital of Barclays Bank PLC. As a result, Barclays Bank PLC will receive a net £743.7 million of Core Tier 1 equity capital.

The transaction will involve the payment of an aggregate £6.3 million Warrant Exercise Payment by Barclays Bank PLC to the Warrantholders, in respect of the early exercise of the Warrants.

For further information, please contact:

Barclays

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207-116-5752	+44 (0) 207-116-4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com.